UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

     [ ]  MERGER

     [X]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY

2.   Name of fund:

     Defined Asset Funds Corporate Income Fund 10th Insured Series

3.   Securities and Exchange Commission File No.:

     811-02295

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [ ]  Initial Application     [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City. State, Zip Code):

     18925 Base Camp Road, Suite 203
     Monument, Colorado 80132

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Matthew T. Wirig
     Chapman and Cutler LLP
     111 West Monroe Street
     Chicago, Illinois 60603
     (312) 845-3432




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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     The Bank of New York Mellon
     2 Hanson Place, 12th Floor
     Brooklyn, New York 11217

8.   Classification of fund (check only one):

     [ ]  Management company;

     [X]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]  Open-end  [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Not Applicable

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Advisors Asset Management, Inc.
     18925 Base Camp Road
     Monument, Colorado 80132

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

          Advisors Asset Management, Inc.
          18925 Base Camp Road
          Monument, Colorado 80132


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     (b)  Trustee's name(s) and address(es):

          The Bank of New York Mellon
          2 Hanson Place, 12th Floor
          Brooklyn, New York 11217

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes     [X]  No

     If Yes, for each UIT state:
          Name(s):

          File No.: 811-________

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ]  Yes     [X]  No

          If Yes, state the date on which the board vote took place:

          If No, explain:

          The fund does not have a board of directors because it is a unit investment trust.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ]  Yes     [X]  No

          If Yes, state the date on which the shareholder vote took place:

          If No explain:

          Each underlying series of the fund terminated in accordance with the terms of its trust indenture due to the maturity, call, redemption or liquidation of the securities in each portfolio. The trust indenture does not require a shareholder vote in this case (each underlying series of the fund has terminated and has no shareholders).


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II.  DISTRIBUTIONS TO SHAREHOLDERS:

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes     [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          The final distribution from the fund occurred on January 26, 2010.

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes     [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes     [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes     [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ]  Yes     [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X]  Yes     [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:


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19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes     [X]  No

     If Yes, describe briefly the plan (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes     [X]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes     [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes     [X]  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)    Legal expenses:

          (ii)   Accounting expenses:

          (iii)  Other expenses (list and identify separately):

          (iv)   Total expenses (sum of lines (i) - (iii) above):

          None.


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     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes     [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes     [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes     [X]  No

     If Yes, describe the nature and extent of those activities:

V1.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger:
          811-______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION


The undersigned states that (i)  he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of

Defined Asset Funds Corporate Income Fund 10th Insured Series, (ii) he is the

Senior Vice President of Advisors Asset Management, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                DEFINED ASSET FUNDS CORPORATE
                                INCOME FUND 10TH INSURED SERIES

                                By  ADVISORS ASSET MANAGEMENT, INC.,
                                    Depositor

                                By        /s/ ALEX R. MEITZNER
                                    --------------------------------
                                            Alex R. Meitzner
                                         Senior Vice President










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